COASTAL PACIFIC FULFILLS INITIAL PAYMENT REQUIREMENT ON HOTSTONE PROPERTY

CALGARY, Alberta, February 14, 2011 - Coastal Pacific Mining Corp. (OTCQB: CPMCF) ("Coastal Pacific” or the “Company") www.coastalpacificminingcorp.com, announced that it has fulfilled another component of its obligations under its Hotstone Gold Property Option Agreement (“Agreement”), entered into on October 6, 2010.

Under the terms of the Agreement, the Company is required to fund a total of $1,600,000 in order to earn our 50% interest.  $100,000 is payable to the Optionor, with $50,000 due by December 6, 2010, and $50,000 due by April 6, 2011, together with 1,000,000 shares of our common stock were also payable upon the signing of the Agreement.  The remaining $1,500,000 is by way of exploration costs, which is required to be raised by April 6, 2011, and utilized on an approved exploration work program (the “Program”) by October 6, 2011.

To date, we are current in our obligations under the Agreement, as the common stock has been issued, and the first payment requirement of $50,000 has been completed according to the schedule.

The Company has also been working on obtaining the financing required to meet its exploration cost obligation.    We are expecting to be able to provide additional information in that regard in the near future.

Upon the successful completion of the financing, the Company would, weather dependent, commence the exploration work program as soon as possible, from which would ensue a NI43-101 Report delineating the results of the Program.

Mr. Joe Bucci, President of Coast Pacific, comments “Based on our review of the historical exploration work undertaken on the Property, we are expecting a successful outcome for the Program, with the Report to therefore provide an initial delineation of the reserves on the Property, and an overview of the costs and methods for the commencement of production.”

Management and coordination of the work program will be conducted by Coastal Pacific’s Vice-President of Exploration, David L. Gibson. The Program will consist of Grid Line Surveying and Grid Cutting, IP Geophysical Survey, Geological and Geophysical Compilation, Mapping and Interpretation followed by an initial comprehensive Diamond Drilling program.

The field operations will consist of establishing a 75 kilometer Survey Grid over the central portion of the property covering the historical 1600 meter long Gold Bearing Quartz-Carbonate-Fuchsite alteration shear zone that was first discovered in the early 1930’s. Following the establishment of the Survey Grid, 75 kilometers of IP Geophysical survey and Geological Mapping will be completed in preparation for a Diamond Drilling Program.  From the Geophysical and Geological Surveys and the combined historical data, Coastal Pacific will undertake a 5000-meter drilling program to define the Gold mineralization within the Property.

The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township (the “Property”), located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada.  The Hotstone property is located in the Swayze Greenstone Belt, which is an extension of the well known Abitibi Greenstone Belt - home of producing gold camps such as Kirkland Lake, Matachewan, Porcupine (Timmins) and the emerging West Porcupine Gold Mining Camp. The property is accessible by a gravel road running to the property.

Note that no statement in this release is to be construed as there presently being actual or potential reserves identified on the Property.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
Tony Collins
(877) 931-0110
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.